EXHIBIT 99.1

Codere Online to Release Financial Results for the First Quarter 2023 on May 11

Madrid, Spain and Tel Aviv, Israel, April 21, 2023 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”) a leading online gaming operator in Spain and Latin America, today announced that it will release its first quarter 2023 results prior to 8:30AM US Eastern Time on May 11, 2023.

At 8:30AM US Eastern Time on the same day, Codere Online’s management will host a conference call to discuss the results and provide a business update.

The Company’s earnings press release and related materials will be available on Codere Online’s website at www.codereonline.com. Dial-in details for the conference call as well as the audio webcast registration link are accessible on the Events & Presentations section of the same website. A recording of the webcast will be available following the conference call.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34)-628-928-152